UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: August 2021

Commission File Number: 001-40509

BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.

(Name of Registrant)

Wellesley House South, 2nd Floor

90 Pitts Bay Road

Pembroke, Bermuda HM08

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F   or Form 40-F:

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Merger Agreement

On August 6, 2021, Brookfield Asset Management Reinsurance Partners Ltd., an exempted company limited by shares existing under the laws of Bermuda (“Parent”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), with American National Group, Inc., a Delaware corporation (the “Company”), and Freestone Merger Sub Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”). On the terms and subject to the conditions of the Merger Agreement, at the closing, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving entity (the “Surviving Corporation”), which will become an indirect, wholly-owned subsidiary of Parent. The time that the Merger becomes effective is referred to as the “Effective Time.” The Merger was unanimously approved by Parent’s board of directors.

Following execution of the Merger Agreement, each of the Libbie Shearn Moody Trust (the “Trust”), The Moody Foundation (the “Foundation”) and the Moody Medical Research Institute (together with the Trust and the Foundation, the “Consenting Stockholders”) executed and delivered to the Company a written consent (the “Stockholder Written Consents”), approving and adopting the Merger Agreement and the transactions contemplated thereby, including the Merger. Collectively, these three stockholders own 59.8% of the issued and outstanding shares of common stock of the Company (“Common Stock”), thereby constituting a majority of those shares. As a result of the execution and delivery of the Stockholder Written Consents, the holders of at least a majority of the outstanding shares of Common Stock have approved and adopted the Merger Agreement. No further approval of the stockholders of the Company is required to adopt and approve the Merger Agreement.

On the terms and subject to the conditions of the Merger Agreement, at the Effective Time of the Merger, each issued and outstanding share of the Common Stock will be converted into the right to receive $190.00 in cash without interest (the “Merger Consideration”), for total Merger Consideration of approximately $5.1 billion.

On the terms and subject to the conditions of the Merger Agreement, at the Effective Time of the Merger, each outstanding and unvested restricted share award and restricted stock unit award will vest and be converted into the right to receive a cash payment equal to the Merger Consideration multiplied by the total number of shares of Common Stock subject to such award prior to the Effective Time.

The completion of the Merger is subject to satisfaction or waiver of certain closing conditions, including: (i) there being no law or injunction prohibiting consummation of the Merger; (ii) subject to specified materiality standards, the accuracy of the representations and warranties of the other party; and (iii) compliance by the other party in all material respects with its covenants. Parent’s and Merger Sub’s obligations are also conditioned upon the absence of a material adverse effect on the Company and the absence of any burdensome condition (as defined in the Merger Agreement) imposed by any regulators as part of the regulatory approval process.

Parent has received an equity commitment letter from Brookfield Asset Management Inc., the aggregate proceeds of which will provide Parent with the funds needed to consummate the Merger, including to pay the aggregate Merger Consideration pursuant to the Merger Agreement. The equity commitment will be reduced by the amount of any debt actually funded at closing if and to the extent that such debt financing is used to fund the payment of Merger Consideration. The completion of the Merger is not conditioned on receipt of financing by Parent. Merger Sub has also received a debt financing commitment letter from Bank of Montreal, BMO Capital Markets Corp. and Royal Bank of Canada, pursuant to which and subject solely to the conditions thereof, the lenders thereunder have committed to provide Merger Sub and, after the Effective Time, the Surviving Corporation with a senior unsecured term loan in the aggregate principal amount of $1.5 billion in order to consummate the transactions contemplated by the Merger Agreement.

The Merger Agreement includes customary representations, warranties and covenants of the Company, Parent and Merger Sub. Among other things, the Company and its subsidiaries are required to conduct their respective businesses and operations in the ordinary course of business until the Merger is consummated. The Merger Agreement permits the Company to continue to pay regular quarterly cash dividends not to exceed $0.82 per share of Common Stock prior to completion of the Merger.

The Merger Agreement contains certain termination rights for both the Company and Parent and further provides that, upon termination of the Merger Agreement, under certain circumstances, the Company may be required to pay Parent a termination fee equal to $178.5 million.

If the Merger has not closed by May 6, 2022 (“Outside Date”), either the Company or Parent may terminate the Merger Agreement. However, if the closing has not occurred because (a) any applicable waiting period under any antitrust law relating to the Merger has not expired or been terminated or (b) certain governmental approvals or prior written non-disapprovals have not been obtained, and all other conditions to closing have been satisfied (other than those conditions that by their terms are to be satisfied at the closing, each of which is capable of being satisfied at the closing) or waived, the Outside Date will be August 6, 2022.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed herewith as Exhibit 2.1 and is incorporated herein by reference, and is intended to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company, Parent or Merger Sub. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to, and solely for the benefit of, each other. Any inaccuracies in those representations and warranties are subject to waiver by such parties in accordance with the Merger Agreement without notice or liability to any other person. In addition, some representations and warranties may have been included in the Merger Agreement for the purpose of allocating risk between the Company, Parent and Merger Sub, rather than to establish matters as facts. Persons other than the parties to the Merger Agreement should not rely on the representations and warranties as characterizations of the actual state of facts or circumstances as of the date of the Merger Agreement or as of any other date.

Press Release

On August 9, 2021, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement. The full text of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Cautionary Notice Regarding Forward-Looking Statements

Except for historical information, all other information in this report on Form 6-K consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, and related oral statements the Company or Parent may make, are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. For example, (1) conditions to the closing of the proposed transaction may not be satisfied, (2) regulatory approvals required for the proposed transaction may not be obtained, or required regulatory approvals may delay the proposed transaction or result in the imposition of conditions that could have a material adverse effect on the Company or Parent or cause certain conditions to closing not to be satisfied, which could result in the termination of the Merger Agreement, (3) the timing of completion of the proposed transaction is uncertain, (4) the business of the Company or Parent may suffer as a result of uncertainty surrounding the proposed transaction, (5) events, changes or other circumstances could occur that could give rise to the termination of the Merger Agreement, (6) there are risks related to disruption of management’s attention from the ongoing business operations of the Company or Parent due to the proposed transaction, (7) the announcement or pendency of the proposed transaction could affect the relationships of the Company or Parent with its clients, operating results and business generally, including on our ability to retain employees, (8) the outcome of any legal proceedings initiated against the Company or Parent following the announcement of the proposed transaction could adversely affect the Company or Parent, including their ability to consummate the proposed transaction and (9) the Company or Parent may be adversely affected by other economic, business, and/or competitive factors as well as management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Parent’s Registration Statement on Form F-1 and the Company’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q and other documents of the Company and Parent on file with the SEC. Neither the Company nor Parent undertakes any obligation to update, correct or otherwise revise any forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or Parent and/or any person acting on behalf of either of them are expressly qualified in their entirety by this paragraph. The information contained on any websites referenced in this report on Form 6-K is not incorporated by reference into this report on Form 6-K.

Additional Information and Where to Find It

In connection with the Merger, the Company intends to file relevant materials with the SEC, including the Company’s information statement in preliminary and definitive form. Stockholders of the Company are strongly advised to read all relevant documents filed with the SEC, including the Company’s information statement, because they will contain important information about the proposed transactions. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, these documents, including those incorporated by reference in this report on Form 6-K, excluding all exhibits that have not been specifically incorporated by reference, will also be available for free by visiting the Company’s website at www.americannational.com.

No Offer

No person has commenced soliciting proxies in connection with the Merger referenced in this report on Form 6-K, and this report on Form 6-K is neither an offer to purchase nor a solicitation of an offer to sell securities.

EXHIBITS

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of August 6, 2021, by and among Brookfield Asset Management Reinsurance Partners Ltd., Freestone Merger Sub, Inc., and American National Group, Inc.

99.1	Joint Press Release, dated August 9, 2021, issued by Brookfield Asset Management Reinsurance Partners Ltd. and American National Group, Inc., regarding the Merger

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.

Date: August 9, 2021	By:	/s/ Thomas Corbett
Name: Thomas Corbett Title: Interim Chief Financial Officer